TransAlta announces strong first quarter results

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Q1 2010 comparable* earnings per share of $0.31 versus $0.18 in Q1 2009

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Cash flow from operations increased $91 million to $174 million

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Fleet availability in the quarter of 91.4%

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Completed Summerview II wind farm and announced 54 MW expansion of its Kent Hills wind farm

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Successfully completed a US $300 million senior notes offering

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Announced Memorandum of Understanding with the State of Washington

CALGARY, Alberta (Apr. 27, 2010) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the first quarter of 2010 of $67 million ($0.31 per share) versus $36 million ($0.18 per share) for the same period in 2009.  Net earnings for the quarter were also $67 million ($0.31 per share) compared to $42 million ($0.21 per share) in the first quarter of 2009.

Comparable earnings increased in the quarter due to higher fleet availability and production as a result of lower planned and unplanned outages primarily at the Alberta coal plants. Also included in comparable earnings was a $10 million after tax reduction in decommissioning costs related to Wabamun IV. These gains were partially offset by lower electricity pricing in Alberta and the Pacific Northwest.

“Our fleet performed well in the quarter with all key operating parameters trending positively, and although wind volumes were below historical averages in the first quarter, past years have shown a recovery of volume in subsequent months in an El Nino year,” said Steve Snyder, TransAlta’s president and CEO.  “With over 90 per cent of our total portfolio contracted for the remainder of the year sustaining our targeted operating performance will allow us to achieve our earnings and cash flow objectives. However, electricity markets continue to be challenging due to both low prices and low demand. I do not expect to see these conditions change quickly.”

Cash flow from operations for the quarter was $174 million compared to $83 million a year ago. The increase in cash flow from operations was primarily related to more favourable movements in working capital. For the full year, TransAlta expects to achieve $850 - $950 million in cash flow from operations.

Fleet availability for the first quarter increased to 91.4 per cent compared to 86.4 per cent in the first quarter of 2009 due to lower planned outages at the Keephills and Sundance plants and lower unplanned outages at the Keephills and Wabamun plants. For the year, TransAlta expects total fleet availability to average approximately 90 per cent.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 22 of the MD&A.

In the quarter, TransAlta began commercial operations of its 66 MW Summerview II wind facility and announced a $100 million, 54 MW expansion to its Kent Hills wind farm. The Kent Hills expansion was awarded a 25-year power purchase agreement (PPA) with the New Brunswick Power Distribution and Customer Service Corporation. The expansion is expected to begin commercial operations by the end of 2010. The company also retired its Wabamun IV unit on March 31. The Wabamun power station served Alberta electricity customers for 54 years.

Also during the quarter, TransAlta successfully completed a US $300 million offering of 6.50 per cent senior notes due in 2040. Proceeds from the issuance are being used to repay borrowings under existing credit facilities and for general corporate purposes.

Subsequent Events

On April 26, 2010 TransAlta announced it signed a memorandum of understanding (MOU) with the State of Washington to enter discussions on an agreement to significantly reduce greenhouse gas emissions from the Centralia coal-fired plant and provide replacement capacity by 2025.

The MOU reflects a shared interest between TransAlta, Gov. Chris Gregoire and the Washington state Department of Ecology in reducing emissions while providing Washington citizens and businesses with secure, reliable power. It sets forth clear objectives and a definitive timeline to develop an agreement to transition the state to cleaner energy sources while protecting jobs and the local economy. The MOU also recognizes the need to protect the value that Centralia brings to TransAlta’s shareholders.

The MOU follows Gov. Gregoire’s 2009 Executive Order on Climate Change which directed the Washington state Department of Ecology to work with TransAlta to reduce the Centralia facility’s greenhouse gas emissions by 2025.

First Quarter 2010 Highlights:

In millions, unless otherwise stated	3 months ended March 31, 2010	3 months ended March 31, 2009
Availability (%)	91.4	86.4
Production (GWh)	12,914	12,173
Revenue	$723	$756
Gross margin[1]	$401	$381
Operating income [1]	$131	$85
Net earnings	$67	$42
Comparable earnings[1]	$67	$36
Basic and diluted earnings per share	$0.31	$0.21
Comparable earnings per share[1]	$0.31	$0.18
Earnings before interest, taxes, depreciation, and amortization (EBITDA) [1]	$245	$212
Cash flow from operations	$174	$83
Cash flow from operations per share[1]	$0.79	$0.42

1 Gross margin, operating income, comparable earnings, comparable earnings per share, EBITDA, and cash flow from operations per share are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 22 of the MD&A for an explanation and reconciliation.

The complete first quarter report for 2010, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-8061
Toll-free North American participants – 1-866-225-0198

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 2235047. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor & Media Inquiries:

Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com